Exhibit 99.1

Sound Group Inc. Reports First Half of 2025 Unaudited Financial Results

Singapore, August 28, 2025 /GLOBE NEWSWIRE/ - Sound Group Inc. (NASDAQ: SOGP) (“SOGP” or the “Company” or “We”), a global audio-centric social and entertainment company, today announced its unaudited financial results for the six months ended June 30, 2025.

First Half of 2025 Financial and Operational Highlights

•	Net revenues were RMB1,357.7 million (US$189.5 million) for the six months ended June 30, 2025, representing a 47% increase from RMB924.0 million for the six months ended June 30, 2024.
•	Net income was RMB67.6 million (US$9.4 million) for the six months ended June 30, 2025, compared with net loss of RMB36.5 million for the six months ended June 30, 2024.
•	Average total mobile MAUs[1] for the six months ended June 30, 2025 was 30.4 million, compared with 35.7 million for the six months ended June 30, 2024.

Mr. Jinnan (Marco) Lai, Founder and CEO of SOGP, commented, “For the six months ended June 30, 2025, we delivered solid revenue growth and a return to profitability through outstanding strategic execution. We continued to enhance user engagement by enriching our interactive experiences and further expanding our audio entertainment business’s content ecosystem. In addition, our expanding international AI initiatives, a strategic growth plan to build and scale a diversified AI product portfolio for global markets, began to contribute to revenue growth. By leveraging advanced AI technologies, we improved operational efficiency and accelerated the delivery of high-quality content, enabling us to respond swiftly to evolving user preferences and industry dynamics. With this resilient foundation in place, we are well-prepared to carry this momentum forward and create enduring value for our users, creators, and shareholders alike.”

Ms. Chengfang Lu, Acting Chief Financial Officer of SOGP, said, “During the first half year of 2025, our total revenues reached RMB1,357.7 million, up 47% year-over-year. We achieved net profit of approximately RMB67.6 million, a significant improvement from a net loss in the same period last year, underscoring the resilience and scalability of our business model. Additionally, our strong balance sheet provides us with the flexibility to invest in growth initiatives while also returning value to shareholders through our US$4 million share repurchase program approved in June and our special cash dividend declared today. Looking ahead, we will continue to enhance operational efficiency and explore new growth opportunities to support this upward trajectory.”

1 Refers to the average monthly number of active users across our platforms and Apps in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

First Half of 2025 Unaudited Financial Results

Net revenues were RMB1,357.7 million (US$189.5 million) for the six months ended June 30, 2025, representing a 47% increase from RMB924.0 million for the same period in 2024, primarily due to (i) growth in our audio entertainment business, supported by a broader and more diversified content offering, and (ii) increased revenue from our AI products.

Cost of revenues was RMB965.6 million (US$134.8 million) for the six months ended June 30, 2025, representing a 42% increase from RMB677.6 million for the same period in 2024, mainly attributable to (i) increased revenue sharing fees to our content creators as the Company’s revenues increased, as well as (ii) increased payment handling costs, partially offset by (iii) decreased share-based compensation expenses, salary and welfare benefits expenses.

Gross profit was RMB392.1 million (US$54.7 million) for the six months ended June 30, 2025, representing a 59% increase from RMB246.3 million for the same period in 2024.

Non-GAAP gross profit2 was RMB392.3 million (US$54.8 million) for the six months ended June 30, 2025, representing a 58% increase from RMB247.7 million for the same period in 2024.

Gross margin for the six months ended June 30, 2025 was 29%, compared with 27% for the same period in 2024.

Non-GAAP gross margin for the six months ended June 30, 2025 was 29%, compared with 27% for the same period in 2024.

Operating expenses were RMB328.9 million (US$45.9 million) for the six months ended June 30, 2025, representing a 13% increase from RMB290.6 million for the same period in 2024.

Research and development expenses were RMB121.4 million (US$16.9 million) for the six months ended June 30, 2025, compared with RMB122.9 million for the same period in 2024, primarily due to (i) decreased expenses related to research and development services provided by third parties, (ii) decreased share-based compensation expenses, and (iii) decreased rental expenses, partially offset by (iv) increased salary and welfare benefits expenses.

Selling and marketing expenses were RMB153.4 million (US$21.4 million) for the six months ended June 30, 2025, representing a 25% increase from RMB123.2 million for the same period in 2024, primarily attributable to (i) increased branding and marketing expenses and (ii) increased rental expenses, partially offset by (iii) decreased share-based compensation expenses. The Company will monitor its discretionary advertising and promotion expenses and adjust accordingly depending on market conditions.

General and administrative expenses were RMB54.1 million (US$7.6 million) for the six months ended June 30, 2025, representing a 22% increase from RMB44.5 million for the same period in 2024, mainly driven by (i) increased salary and welfare benefits expenses and (ii) increased provision for litigation contingencies, professional service fees, rental expenses and other miscellaneous expenses, partially offset by (iii) decreased share-based compensation expenses.

Operating income was RMB63.2 million (US$8.8 million) for the six months ended June 30, 2025, compared with operating loss of RMB44.3 million for the same period in 2024.

Non-GAAP operating income3 was RMB65.9 million (US$9.2 million) for the six months ended June 30, 2025, compared with non-GAAP operating loss of RMB34.9 million for the same period in 2024.

2 Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. This adjustment amounted to RMB0.2 million (US$0.03 million) and RMB1.4 million for the six months ended June 30, 2025 and 2024, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

3 Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. This adjustment amounted to RMB2.8 million (US$0.4 million) and RMB9.3 million for the six months ended June 30, 2025 and 2024, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Net income was RMB67.6 million (US$9.4 million) for the six months ended June 30, 2025, compared with net loss of RMB36.5 million for the same period in 2024.

Non-GAAP net income4 was RMB70.4 million (US$9.8 million) for the six months ended June 30, 2025, compared with non-GAAP net loss of RMB27.1 million for the same period in 2024.

Net income attributable to Sound Group Inc.’s ordinary shareholders was RMB70.5 million (US$9.8 million) for the six months ended June 30, 2025, compared with net loss attributable to Sound Group Inc.’s ordinary shareholders of RMB31.0 million for the same period in 2024.

Non-GAAP net income attributable to Sound Group Inc.’s ordinary shareholders5 was RMB73.3 million (US$10.2 million) for the six months ended June 30, 2025, compared with non-GAAP net loss attributable to Sound Group Inc.’s ordinary shareholders of RMB21.6 million for the same period in 2024.

Basic and diluted net income per ADS6 were RMB13.73 (US$1.92) for the six months ended June 30, 2025, compared with basic and diluted net loss per ADS of RMB6.04 for the same period in 2024.

Non-GAAP basic and diluted net income per ADS7 were both RMB14.28 (US$1.99) for the six months ended June 30, 2025, compared with non-GAAP basic and diluted net loss per ADS of RMB4.22 for the same period in 2024.

Balance Sheets

As of June 30, 2025, the Company had cash and cash equivalents and restricted cash of RMB511.1 million (US$71.4 million).

Share Repurchase Program

The board of directors (the “Board”) of the Company authorized a share repurchase program in June 2025, under which the Company may repurchase its Class A ordinary shares (including Class A ordinary shares in the form of ADS) with an aggregate value of up to US$4.0 million. As of the date of this report, the Company had repurchased 947,509 ADSs (representing 189,501,800 ordinary shares) for a total of approximately US$3.9 million (excluding commissions) under this program.

Special Cash Dividend

The Company today announced that its Board of Directors approved a cash dividend of US$0.005 per ordinary share, or US$1 per ADS, to holders of ordinary shares and ADSs of record as of the close of business on September 15, 2025 (U.S. Eastern Time). The payment is expected to be made on or around September 30, 2025 for holders of ordinary shares and holders of ADSs.

4 Non-GAAP net income is a non-GAAP financial measure, which is defined as net income, excluding share-based compensation expenses. These adjustments amounted to RMB2.8 million (US$0.4 million) and RMB9.3 million for the six months ended June 30, 2025 and 2024, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

5 Non-GAAP net income attributable to Sound Group Inc.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to Sound Group Inc.’s ordinary shareholders, excluding share-based compensation expenses. These adjustments amounted to RMB2.8 million (US$0.4 million) and RMB9.3 million for the six months ended June 30, 2025 and 2024, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

6 ADS refers to American Depositary Share. Each ADS represents two hundred Class A ordinary shares of the Company. Basic and diluted net income per ADS is net income attributable to Sound Group Inc.’s ordinary shareholders divided by the weighted average number of ADS.

7 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Sound Group Inc.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net income per ADS.

About Sound Group Inc.

Sound Group Inc. is a global audio-centric social and entertainment company driven by a clear mission and vision: building the world’s largest audio platform to better connect and communicate. The Company is dedicated to shaping a future where audio not only bridges gaps but also amplifies human connection through the power of sound. Sound Group Inc. has been listed on Nasdaq since January 2020.

For more information, please visit: https://ir.soundgroupinc.com/

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

SOGP uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to Sound Group Inc.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss/income, excluding share-based compensation expenses. Non-GAAP net loss/income attributable to Sound Group Inc.’s ordinary shareholders is net loss/income attributable to Sound Group Inc.’s ordinary shareholders, excluding share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to Sound Group Inc.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of the above reconciling item adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; the Company’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

Sound Group Inc.

IR Department

E-mail: ir@soundgroupinc.com

Piacente Financial Communications

Jenny Cai

E-mail: soundgroup@tpg-ir.com

Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	441,858	504,877	70,478
Restricted cash	11,305	6,251	873
Accounts receivable, net	1,082	973	136
Prepayments and other current assets	35,106	36,196	5,053

Total current assets	489,351	548,297	76,540

Non-current assets
Property, equipment and leasehold improvement, net	16,491	13,237	1,848
Intangible assets, net	1,176	1,192	166
Right-of-use assets, net	12,692	26,238	3,663
Other non-current assets	1,730	2,476	346

Total non-current assets	32,089	43,143	6,023

TOTAL ASSETS	521,440	591,440	82,563

LIABILITIES
Current liabilities
Accounts payable	39,379	57,733	8,059
Deferred revenue	30,960	31,599	4,411
Salary and welfare payable	131,186	131,106	18,302
Taxes payable	7,267	9,265	1,293
Short-term loans	7,188	-	-
Lease liabilities due within one year	8,240	14,826	2,070
Accrued expenses and other current liabilities	78,491	60,091	8,390

Total current liabilities	302,711	304,620	42,525

Non-current liabilities
Lease liabilities	4,424	13,034	1,819

Total non-current liabilities	4,424	13,034	1,819

TOTAL LIABILITIES	307,135	317,654	44,344

Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 838,962,260 shares issued and 755,676,810 shares outstanding as of December 31, 2024; 1,268,785,000 shares authorized, 838,962,260 shares issued and 669,947,010 shares outstanding as of June 30, 2025).	557	557	78
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2024 and June 30, 2025, respectively).	168	168	23
Treasury stock	(10,182)	(18,996)	(2,652)
Additional paid in capital	2,703,147	2,705,580	377,684
Statutory reserves	2,605	2,605	364
Accumulated deficit	(2,490,809)	(2,428,761)	(339,042)
Accumulated other comprehensive income	29,803	36,562	5,104

TOTAL SOGP’s shareholders’ equity	235,289	297,715	41,559

Non-controlling interests	(20,984)	(23,929)	(3,340)

TOTAL SHAREHOLDERS’ EQUITY	214,305	273,786	38,219

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	521,440	591,440	82,563

Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Six Months Ended
	June 30, 2024	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$
Net revenues
Audio entertainment revenues	918,047	1,100,551	1,341,392	187,251
AI, podcast, advertising and other revenues	5,932	7,276	16,282	2,273
Total net revenues	923,979	1,107,827	1,357,674	189,524
Cost of revenues (1)	(677,641)	(797,307)	(965,618)	(134,795)
Gross profit	246,338	310,520	392,056	54,729

Operating expenses (1)
Selling and marketing expenses	(123,192)	(184,089)	(153,390)	(21,412)
General and administrative expenses	(44,524)	(62,063)	(54,119)	(7,555)
Research and development expenses	(122,901)	(109,792)	(121,390)	(16,945)
Total operating expenses	(290,617)	(355,944)	(328,899)	(45,912)

Operating (loss)/income	(44,279)	(45,424)	63,157	8,817

Interest expenses	(198)	(218)	(28)	(4)
Foreign exchange (losses)/income	(1,774)	(2,435)	573	80
Interest income and investment income	4,802	5,240	3,519	491
Government grants	1,116	1,032	2,175	304
Others, net	5,100	(677)	(653)	(91)

(Loss)/income before income taxes	(35,233)	(42,482)	68,743	9,597

Income tax expenses	(1,247)	(2,014)	(1,158)	(162)

Net (loss)/income	(36,480)	(44,496)	67,585	9,435

Net loss attributable to the non-controlling interests shareholders	5,493	5,903	2,957	413

Net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders	(30,987)	(38,593)	70,542	9,848

Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Six Months Ended
	June 30, 2024	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$
Net (loss)/income	(36,480)	(44,496)	67,585	9,435

Other comprehensive (loss)/income:
Foreign currency translation adjustments	(2,092)	13,846	6,771	945
Total comprehensive (loss)/income	(38,572)	(30,650)	74,356	10,380
Comprehensive loss attributable to non-controlling interests shareholders	5,535	5,987	2,945	411
Comprehensive (loss)/income attributable to Sound Group Inc.’s ordinary shareholders	(33,037)	(24,663)	77,301	10,791

Net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders per share
—Basic	(0.03)	(0.04)	0.07	0.01
—Diluted	(0.03)	(0.04)	0.07	0.01
Weighted average number of ordinary shares
—Basic	1,026,439,711	1,026,725,421	1,027,216,172	1,027,216,172
—Diluted	1,026,439,711	1,026,725,421	1,027,216,172	1,027,216,172

Net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders per ADS
—Basic	(6.04)	(7.52)	13.73	1.92
—Diluted	(6.04)	(7.52)	13.73	1.92
Weighted average number of ADS
—Basic	5,132,199	5,133,627	5,136,081	5,136,081
—Diluted	5,132,199	5,133,627	5,136,081	5,136,081

Sound Group Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Six Months Ended
	June 30, 2024	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$
Cost of revenues	1,405	383	237	33
Selling and marketing expenses	950	44	59	8
General and administrative expenses	3,137	2,565	236	33
Research and development expenses	3,855	1,811	2,247	314

Total	9,347	4,803	2,779	388

Sound Group Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Six Months Ended
	June 30, 2024	December 31, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	RMB	US$
Gross profit	246,338	310,520	392,056	54,729
Share-based compensation expenses	1,405	383	237	33
Non-GAAP gross profit	247,743	310,903	392,293	54,762

Operating (loss)/income	(44,279)	(45,424)	63,157	8,817
Share-based compensation expenses	9,347	4,803	2,779	388
Non-GAAP operating (loss)/income	(34,932)	(40,621)	65,936	9,205

Net (loss)/income	(36,480)	(44,496)	67,585	9,435
Share-based compensation expenses	9,347	4,803	2,779	388
Non-GAAP net (loss)/income	(27,133)	(39,693)	70,364	9,823

Net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders	(30,987)	(38,593)	70,542	9,848
Share-based compensation expenses	9,347	4,803	2,779	388
Non-GAAP net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders	(21,640)	(33,790)	73,321	10,236

Non-GAAP net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders per share
—Basic	(0.02)	(0.03)	0.07	0.01
—Diluted	(0.02)	(0.03)	0.07	0.01
Weighted average number of ordinary shares
—Basic	1,026,439,711	1,026,725,421	1,027,216,172	1,027,216,172
—Diluted	1,026,439,711	1,026,725,421	1,027,216,172	1,027,216,172

Non-GAAP net (loss)/income attributable to Sound Group Inc.’s ordinary shareholders per ADS
—Basic	(4.22)	(6.58)	14.28	1.99
—Diluted	(4.22)	(6.58)	14.28	1.99
Weighted average number of ADS
—Basic	5,132,199	5,133,627	5,136,081	5,136,081
—Diluted	5,132,199	5,133,627	5,136,081	5,136,081